VIA EDGAR

1020 Stony Hill Road, Suite 300
Yardley, Pennsylvania 19067

October 10, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:       Mr. Jacob Luxenburg

Mr. Jim Rosenberg

Ms. Irene Paik

Mr. Joseph McCann

Re:	OptiNose, Inc. Registration Statement on Form S-1, as amended File No. 333-220515 Acceleration Request Requested Date: Thursday, October 12, 2017 Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, OptiNose, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) to become effective on October 12, 2017, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such later time as the Company may orally request via telephone call to the staff of the Commission. The Company hereby authorizes each of Rachael M. Bushey and Steve J. Abrams of Hogan Lovells US LLP, counsel to the Company, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Rachael M. Bushey of Hogan Lovells US LLP, counsel to the Company, at 267-675-4678.

Very truly yours,

OptiNose, Inc.

/s/ Peter K. Miller
By:	Peter K. Miller
Title:	Chief Executive Officer